EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2010	2009	2008	2007	2006
Earnings:
Income before provision for income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change	$12,684	$13,520	$1,643	$16,783	$15,956
Equity in earnings of unconsolidated businesses	(508)	(553)	(567)	(585)	(773)
Dividends from unconsolidated businesses	510	942	779	2,571	42
Interest expense (1)	2,523	3,102	1,819	1,829	2,349
Portion of rent expense representing interest	837	839	734	684	650
Amortization of capitalized interest	139	134	125	115	112

Earnings, as adjusted	$16,185	$17,984	$4,533	$21,397	$18,336

Fixed Charges:
Interest expense (1)	$2,523	$3,102	$1,819	$1,829	$2,349
Portion of rent expense representing interest	837	839	734	684	650
Capitalized interest	964	927	747	429	462
Preferred stock dividend requirement (2)	–	–	–	–	2

Fixed Charges	$4,324	$4,868	$3,300	$2,942	$3,463

Ratio of earnings to fixed charges	3.74	3.69	1.37	7.27	5.29

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.

(2)	On January 15, 2006, Verizon redeemed $0.1 billion Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid holders the last dividend on that stock.